The Gabelli Global Utility & Income Trust N-2

Exhibit (t)(ii)

PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(2)
(To Prospectus dated , 2024)	Registration Statement No. 333-

Shares

The Gabelli Global Utility & Income Trust

Common Shares of Beneficial Interest

We are offering for sale                  shares of our common shares. Our common shares are traded on the NYSE American LLC (the “NYSE American”) under the symbol “GLU.” Our Series A Cumulative Puttable and Callable Preferred Shares (“Series A Preferred Shares”) and Series B Cumulative Puttable and Callable Preferred Shares (“Series B Preferred Shares”) are listed on the NYSE American under the symbol “GLU Pr A” and “GLU Pr B,” respectively. The last reported sale price for our common shares on             ,          was $         per share.

You should review the information set forth under “Risk Factors and Special Considerations” in the accompanying Prospectus before investing in our common shares.

	Per Share	Total (1)
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

(1)	The aggregate expenses of the offering are estimated to be $ , which represents approximately $ per share.

[The underwriters may also purchase up to an additional                  common shares from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any, within 45 days after the date of this Prospectus Supplement. If the over-allotment option is exercised in full, the total proceeds, before expenses, to the Fund would be $         and the total underwriting discounts and commissions would be $        . The common shares will be ready for delivery on or about             ,         .]

You should read this Prospectus Supplement and the accompanying Prospectus before deciding whether to invest in our common shares and retain it for future reference. The Prospectus Supplement and the accompanying Prospectus contain important information about us. Material that has been incorporated by reference and other information about us can be obtained from us by calling 800-GABELLI (422-3554) or from the Securities and Exchange Commission’s (“SEC”) website (http://www.sec.gov).

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

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You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction in which the offer or sale is not permitted.

In this Prospectus Supplement and in the accompanying Prospectus, unless otherwise indicated, “Fund,” “us,” “our” and “we” refer to The Gabelli Global Utility & Income Trust. This Prospectus Supplement also includes trademarks owned by other persons.

TABLE OF CONTENTS

Prospectus Supplement

Table of Fees and Expenses

The following tables are intended to assist you in understanding the various costs and expenses directly or indirectly associated with investing in our common shares as a percentage of net assets attributable to common shares. Amounts are for the current fiscal year after giving effect to anticipated net proceeds of the offering, assuming that we incur the estimated offering expenses, including preferred share offering expenses.

Shareholder Transaction Expenses

Sales Load (as a percentage of offering price)	[ ]	%
Offering Expenses Borne by the Fund (as a percentage of offering price)	[ ]	%
Dividend Reinvestment and Cash Purchase Plan Fees
Purchase Transaction	$ 0.75	(1)
Sales Transaction	$ 2.50	(1)

Percentage of Net Assets Attributable to Common Shares
Annual Expenses
Management Fees		%(2)
Interest on Borrowed Funds	None(3)
Other Expenses		%(4)
Total Annual Fund Operating Expenses		%
Dividends on Preferred Shares		%

Total Annual Expenses and Dividends on Preferred Shares		%(2)

(1)	Shareholders participating in the Fund’s Automatic Dividend Reinvestment Plan do not incur any additional fees. Shareholders participating in the Voluntary Cash Purchase Plan would pay $0.75 plus their pro rata share of brokerage commissions for transactions to purchase shares and $2.50 plus their pro rata share of brokerage commissions per transaction to sell shares. See “Automatic Dividend Reinvestment and Voluntary Cash Purchase Plan.”

(2)	The Investment Adviser’s fee is 0.50% annually of the Fund’s average weekly net assets, plus assets attributable to any outstanding senior securities, with no deduction for the liquidation preference of any outstanding preferred shares or the principal amount of any outstanding notes. Consequently, if the Fund has preferred shares or notes outstanding, the investment management fees and other expenses as a percentage of net assets attributable to common shares will be higher than if the Fund does not utilize a leveraged capital structure.

(3)	The Fund has no current intention of borrowing from a lender or issuing notes during the one year following the date of this Prospectus.

(4)	“Other Expenses” are based on estimated amounts for the current year assuming completion of the proposed issuances.

For a more complete description of the various costs and expenses a common shareholder would bear in connection with the issuance and ongoing maintenance of any preferred shares or notes issued by the Fund, see “Risk Factors and Special Considerations—Special Risks to Holders of Common Shares—Leverage Risk.”

The following example illustrates the expenses you would pay on a $1,000 investment in common shares, followed by a preferred share offering, assuming a 5% annual portfolio total return.* The expenses illustrated in the following example include the maximum estimated sales load on common shares of $10 and on preferred shares of $31.50, and estimated offering expenses of $[  ] from the issuance of $[  ] million in common shares and $[  ] million in preferred shares. The preferred shares sales load is spread over the Fund’s entire net assets attributable to common shares (assuming completion of the proposed issuances); therefore, the allocable portion of such sales load to a common shareholder making a $1,000 investment in these circumstances is estimated to be $[  ]. The actual amounts in connection with any offering will be set forth in the Prospectus Supplement if applicable.

	1 Year	3 Years	5 Years	10 Years
Total Expenses Incurred

*	The example should not be considered a representation of future expenses. The example is based on total Annual Expenses and Dividends on Preferred Shares shown in the table above and assumes that the amounts set forth in the table do not change and that all distributions are reinvested at net asset value. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

The example includes Dividends of Preferred Shares. If Dividends on Preferred Shares were not included in the example calculation, the expenses for the 1-, 3-, 5- and 10-year periods in the table above would be as follows (based on the same assumptions as above): $[  ], $[  ], $[  ] and $[  ].

Use of Proceeds

We estimate the total net proceeds of the offering to be $ based on the public offering price of $ per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The Fund will invest the net proceeds of any offering in accordance with the Fund’s investment objective and policies, and may use a portion of such proceeds, depending on market conditions, for other general corporate purposes. The Investment Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objective and policies as appropriate investment opportunities are identified, which is expected to substantially be completed within three months; however, changes in market conditions could result in the Fund’s anticipated investment period extending to as long as six months. This could occur if market conditions are unstable to such an extent that the Investment Adviser believes market risk is greater than the benefit of making additional investments at that time. Pending such investment, the proceeds of the offering will be held in high quality short term debt securities and instruments.

The Fund may also use the net proceeds from the offering to call, redeem or repurchase shares of its Series A Preferred Shares or Series B Preferred Shares, as applicable. To the extent permitted by the 1940 Act and Delaware law, the Fund may at any time upon notice redeem the Series A Preferred in whole or in part at a price equal to the $50 liquidation preference per share plus accumulated but unpaid dividends through the date of redemption. The distribution rate on the Series A Preferred Shares is 3.8%. The Fund redeemed and retired 51,968 and 460.602 shares of Series B Preferred where shareholders properly submitted for redemption during the 30 day period to each of December 26, 2021 and December 26, 2023 respectively. The Series B Preferred Shares paid distributions quarterly at an annualized dividend rate of 7.00% of the $50 per share liquidation preference for the quarterly dividend periods ending on or prior to December 26, 2019 (Year 1). During the last dividend period of Year 1, the Board determined that the dividend rate for the next eight quarterly dividend periods (Year 2 and Year 3) will be 4.00%. During the last dividend period occurring in Year 3, the Board determined that the dividend rate for all dividend periods thereafter will be 5.20%. See “Description of the Securities—Preferred Shares” in the Prospectus for a definition of “Year 1,” “Year 2” and “Year 3.”

Price Range of Common Shares

The following table sets forth for the quarters indicated, the high and low sale prices on the NYSE American per share of our common shares and the net asset value and the premium or discount from net asset value per share at which the common shares were trading, expressed as a percentage of net asset value, at each of the high and low sale prices provided.

	Market Price		Corresponding Net Asset Value (“NAV”) Per Share		Corresponding Premium or Discount as a % of NAV
Quarter Ended	High	Low	High	Low	High	Low
March 31, 2022	$21.49	$18.49	$20.69	$18.80	3.87%	(1.65)%
June 30, 2022	$20.26	$16.00	$20.03	$16.19	1.15%	(1.17)%
September 30, 2022	$17.04	$13.96	$17.91	$14.01	(4.86)%	(0.36)%
December 31, 2022	$15.38	$13.34	$16.45	$13.69	(6.50)%	(2.56)%
March 31, 2023	$15.30	$13.68	$16.64	$15.38	(8.05)%	(11.05)%
June 30, 2023	$15.28	$13.15	$16.52	$15.08	(7.51)%	(12.80)%

	Market Price		Corresponding Net Asset Value (“NAV”) Per Share		Corresponding Premium or Discount as a % of NAV
Quarter Ended	High	Low	High	Low	High	Low
September 30, 2023	$14.74	$13.34	$16.02	$13.69	(7.99)%	(2.56)%
December 31, 2023	$13.73	$11.73	$14.75	$12.89	(6.92)%	(9.00)%
March 31, 2024	$14.58	$13.00	$14.92	$14.13	(2.28)%	(8.00)%

The last reported price for our common shares on [  ], 2024 was $[  ] per share. As of [  ], 2024, the net asset value per share of the Fund’s common shares was $[  ]. Accordingly, the Fund’s common shares traded at a [discount] to net asset value of [  ]% on [  ], 2024.

Plan of Distribution

[To be provided.]

Legal Matters

Certain legal matters will be passed on by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York counsel to the Fund in connection with the offering of the common shares.

The Gabelli Global Utility & Income Trust

Common Shares

PROSPECTUS SUPPLEMENT

            , 2024